UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-42647

ETORO GROUP LTD.
(Translation of registrant’s name into English)

30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Explanatory Note

eToro Group Ltd. (the “Company”) today announced the results of the Company’s annual meeting of shareholders, which also constituted a separate class meeting of the holders of the Company’s Class B common shares (the “Meeting”), which was held on Tuesday, May 26, 2026, at 3:00 p.m. (Israel time), at the Company’s office located at 30 Sheshet Hayamim St., Bnei Brak, Israel.

At the Meeting, at which a quorum was present, the Company’s Class A and Class B shareholders of record as of April 15, 2026 voted upon and approved, by the applicable required majority in accordance with the BVI Business Companies Act (as revised) and the Company’s Amended and Restated Memorandum and Articles of Association (“A&R Memorandum and Articles”), each of the proposals as set forth in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 21, 2026.

Amendment and Restatement of A&R Memorandum and Articles

Following shareholder approval of Proposal 3(a), (b) and (c) at the Meeting, on May 28, 2026, the Company filed further amended and restated Memorandum and Articles of Association (the “Second A&R Memorandum and Articles of Association”) with the Registrar of Corporate Affairs in the British Virgin Islands Registrar (the “BVI Registrar”). The  Second A&R Memorandum and Articles of Association became effective upon registration with the BVI Registrar. A copy of the Second A&R Memorandum and Articles of Association is furnished herewith as Exhibit 3.1 and is incorporated herein by reference.

Incorporation By Reference

This Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-287430) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date:	May 29, 2026	By:	/s/ Johnathan Alexander Assia
			Name:	Johnathan Alexander Assia
			Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association, as amended on May 28, 2026

 3